UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) NO. 02.558.134/0001-58

BOARD OF TRADE (NIRE) NO. 33.300.262539

Publicly-Held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (the “Company”) calls the Shareholders for an Extraordinary Shareholders’ Meeting to be held on September 11, 2009, at 11 a.m., at the Company’s headquarters at Rua Humberto de Campos, 425, 8th floor, Leblon, in the City of Rio de Janeiro, state of Rio de Janeiro, in order to deliberate in connection with the following Agenda:

1) Election of members and their respective alternates to join the Board of Directors in accordance with article 141, paragraph 3 of the Brazilian Corporate Law No. 6,404 of December 15, 1976.

GENERAL INFORMATION:

1.	Pursuant to CVM Instruction No. 165 of December 11, 1991, as amended by CVM Instruction No. 282, of June 26, 1998, we herby inform that the minimum percentage of voting shares necessary to require the adoption of cumulative voting for the election of board members is 5%. Such request must be made in writing and forwarded to the Legal Department, at Rua Humberto de Campos 425, 5th floor, Leblon, Rio de Janeiro - RJ, between the hours of 9:00 a.m. to 12:00 p.m. and 2:00 a.m. to 6:00 p.m., up to 48 (forty-eight) hours prior to the meeting.

2.	Shareholders wishing to be represented by an attorney-in-fact at the meeting referred to herein must provide the respective instrument granting the power of attorney, and in case of legal entities a copy of the corporate acts and/or documents corroborating such proxy, to the Legal Department at Rua Humberto de Campos 425, 5th floor, Leblon, Rio de Janeiro - RJ, between the hours of 9:00 a.m. to 12:00 p.m. and 2:00 p.m. to 06:00 p.m., up to 2 (two) business days prior to the meeting.

3.	The participant shareholders of the fungible custody of registered shares of the stock exchanges, who wish to participate in this meeting, must deliver statement containing the corresponding equity interest, issued by the competent depositary institution, up to 2 business days before this Shareholders’ Meeting.

Rio de Janeiro, August 26, 2009.

José Mauro Mettrau Carneiro da Cunha

President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer